UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

UICI

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902737105

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902737105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gladys M. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,946,528

	9.	Sole Dispositive Power 7,946,528

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,946,528

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.23%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer

This Schedule 13D (this “Filing”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of UICI, a Delaware corporation  (the “Company”), which has its principal executive offices located at 9151 Grapevine Highway, North Richland Hills, Texas 76180.  The purpose of this Filing is to reflect the ownership of the Company’s Common Stock by Gladys M. Jensen (the “Reporting Person”).

Item 2.	Identity and Background
1.	(a)	Gladys M. Jensen
	(b)	6500 Beltline Road, Suite 170, Irving, Texas 75063
	(c)	Gladys is the independent executor of the Estate of Ronald L. Jensen.
	(d)	Gladys has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Gladys has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Gladys is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

On December 31, 1998, Ronald L. Jensen, Chairman of the Board and Founder of the Company and the Reporting Person’s husband, transferred to the Reporting Person 4,100,000 shares of the Company’s Common Stock in a bona fide gift transaction.

On September 2, 2005, Ronald L. Jensen was killed in an automobile accident.  On September 26, 2005, the Probate Court of Dallas County, Texas appointed the Reporting Person as the independent executor of Mr. Jensen’s estate and on September 29, 2005, qualified the Reporting Person under Texas law to perform her duties as executor.  Accordingly, all 3,846,528 shares of the Company’s Common Stock owned by Mr. Jensen’s estate are deemed to be beneficially owned by the Reporting Person solely for purposes of Section 13(d) of the Act.

Item 4.	Purpose of Transaction

On September 15, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC (collectively, the “SibCos”), Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. (collectively, the “Merger Cos”). The SibCos and the Merger Cos are entities directly and indirectly owned by an investment group consisting of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners.

Under the terms of the Merger Agreement, and subject to certain conditions set forth in the Merger Agreement, each Merger Co will merge with and into the Company (the “Merger”) and each outstanding share of the Company’s Common Stock, other than shares of the Company’s Common Stock and stock options held by certain members of the Company’s senior management, shares held by insurance agents pursuant to the Company’s agent stock accumulations plans and shares held by dissenting stockholders, will be converted into the right to receive $37.00 in cash, without interest.

As an inducement to the Merger Cos to enter into the Merger Agreement, the Reporting Person entered into that certain Voting Agreement dated as of September 15, 2005, by and among the Merger Cos, the Reporting Person, the Reporting Person’s adult children, and certain affiliates of the Reporting Person’s adult children (the “Voting Agreement”).  All of the shares of the Company’s Common Stock beneficially owned by the Reporting Person are subject to the Voting Agreement.

Pursuant to Section 2.1 of the Voting Agreement, the Reporting Person agreed to vote all shares of the Company’s Common Stock beneficially owned by her (i) in favor of the approval and adoption of the Merger Agreement and all the transactions contemplated by the Merger Agreement, (ii) against any Takeover Proposal (as defined in the Merger Agreement), other than the Merger, or other proposal made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger, (iii) against any action or agreement that the Reporting Person knows is intended to or has the purpose of breaching any representation, warranty, covenant or agreement of the Company under the Merger Agreement, and (iv) against any action that the Reporting Person knows is intended to result in any of the conditions to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled.

Pursuant to Section 2.4 of the Voting Agreement, the Reporting Person also granted to the Merger Cos an irrevocable proxy granting the Merger Cos the authority to vote her shares of the Company’s Common Stock with respect to the matters described above. The Merger Cos did not pay any additional consideration to the Reporting Person in connection with the execution and delivery of the Voting Agreement or her irrevocable proxy. The Reporting Person retains the right to vote her shares of the Company’s Common Stock in her discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.  The proposed Merger was announced by the Company on September 15, 2005.  On September 20, 2005, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Commission”) with respect to the Merger Agreement and the Voting Agreement.

Other than as set forth in the preceding paragraphs, the Reporting Person does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; but the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer

(a)                                  The following chart reflects the number of shares of the Company’s Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Company Common Stock such shares represent:

Name	Shares	Percentage

Gladys M. Jensen	7,946,528	17.23%

The percentage calculations are based upon 46,118,511 shares of the Company’s Common Stock outstanding on July 29, 2005, which is the number of shares of the Company’s Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and filed with the Commission on August 9, 2005.

(b)                                 The Reporting Person has sole dispositive power over the number of shares of the Company’s Common Stock set forth opposite her name in the chart above.  By virtue of the Voting Agreement, the Reporting Person has shared voting power with the Merger Cos over such shares.

The following is the identity and background of each person with whom the Reporting Person shares voting power over shares of the Company’s Common Stock:
A. (1) Premium Acquisition, Inc.
(2) Delaware corporation
(3) Premium Acquisition, Inc. is a holding company and one of the Merger Cos.
(4) 345 Park Avenue, 31st Floor, New York, New York 10154

(5)        Based upon information available to the Reporting Person, Premium Acquisition, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)        Based upon information available to the Reporting Person, Premium Acquisition, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B. (1) Mulberry Acquisition, Inc.
(2) Delaware corporation
(3) Mulberry Acquisition, Inc. is a holding company and one of the Merger Cos.
(4) 345 Park Avenue, 31st Floor, New York, New York 10154

(5)        Based upon information available to the Reporting Person, Mulberry Acquisition, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)        Based upon information available to the Reporting Person, Mulberry Acquisition, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C. (1) DLJMB IV First Merger Co Acquisition Inc.
(2) Delaware corporation
(3) DLJMB IV First Merger Co Acquisition Inc. is a holding company and one of the Merger Cos.
(4) 345 Park Avenue, 31st Floor, New York, New York 10154

(5)        Based upon information available to the Reporting Person, DLJMB IV First Merger Co Acquisition Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)        Based upon information available to the Reporting Person, DLJMB IV First Merger Co Acquisition Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	See Item 3.
(d)	None.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4 for a discussion of the Voting Agreement.
Item 7.	Material to Be Filed as Exhibits

The Voting Agreement, dated as of September 15, 2005, by and among Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc., Gladys M. Jensen, Jeffrey J. and Lou Anne King Jensen, Jami J. Jensen, James J. Jensen, Janet J. Jensen, Julie J. Jensen, OUI, Inc., FBO Trust, Charles Meyer, and Andrew Meyer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 16, 2005, and filed with the Commission on September 20, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2005
Date
/s/ Gladys M. Jensen
Signature
Gladys M. Jensen
Name/Title